Exhibit 99.1

Upon the execution of the Agreement (as defined below) and the conclusion of MIAC’s (as defined below) due diligence review, and assuming that MIAC has determined that the Transaction (as defined below) is fair to HLSS (as defined below) from a financial point of view, MIAC expects to deliver an opinion substantially in the form below.

[DRAFT]

[                    ], 2012

The Board of Directors

Home Loan Servicing Solutions, Ltd.

2002 Summit Boulevard, Sixth Floor

Atlanta, Georgia 30319

Ladies and Gentlemen,

We understand that Home Loan Servicing Solutions, Ltd. (“HLSS”) is planning to purchase certain mortgage servicing assets owned by Ocwen Financial Corporation (“Ocwen”) (the “Transaction”), as set forth in the Master Servicing Rights Purchase Agreement (the “Purchase Agreement”) dated as of [                    ], 2012 between Ocwen Loan Servicing. LLC, as seller, and HLSS Holdings, LLC, as purchaser (“HLSS”), and the Sale Supplement (together with the Purchase Agreement, the “Agreement”) dated as of [                    ], 2012 between Ocwen Loan Servicing, LLC, as seller, and HLSS, as purchaser. Capitalized terms used but not otherwise defined herein shall have the meanings attributed to such terms in the Agreement. In connection with the Transaction, the board of directors of HLSS has requested that Mortgage Industry Advisory Corporation (“MIAC”) prepare this opinion (“Fairness Opinion”) for the directors and the holders of the HLSS ordinary shares as to the fairness, from a financial point of view, of the Aggregate Purchase Price to be paid by HLSS pursuant to the Agreement. The Aggregate Purchase Price will be adjusted on the date of closing of the Transaction based on the actual unpaid principle balance of the underlying mortgage servicing assets and the actual balances of the servicing advances and other assets. The Aggregate Purchase Price will be based on the unpaid principle balance of the mortgage loans and the outstanding servicing advances related to the Transferred Assets on the Closing Date. All of the analyses prepared by MIAC in this Fairness Opinion relate solely to the Transaction and no opinion is rendered or may be inferred as to (i) any other transaction undertaken by HLSS or (ii) HLSS management, operations, finances or other aspects of its business.

This Fairness Opinion, analyses included and any summaries thereof must be considered as a whole. Extracting portions of it out of context or relying on information in tables, charts or graphs, without considering the analysis or information in context, the purpose, the assumptions therein and any qualifications included may create an incomplete and/or distorted view of this Fairness Opinion. More

MORTGAGE INDUSTRY ADVISORY CORPORATION

80 Maiden Lane, Suite 1401    /    New York, NY 10038    /    TEL: (212) 233-1250    /    FAX: (212) 233-2265    /    www.MIACAnalytics.com

appropriately, MIAC based this Fairness Opinion on its professional judgment and experience after considering the results of all of its analyses of the Transaction.

The numerical order in the list of analytical tasks performed below, and any other list found herein, does not represent the relative importance or weight given to those tasks performed by MIAC. MIAC analysis was based on a discounted cash flow method. The discounted cash flow (“DCF”) method is a widely used best practice approach to estimating the future cash flow projections and discounting them using a weighted average discount rate to arrive at the present value of the related assets.

We estimated the fair value of the mortgage servicing rights, Rights to MSRs, servicing advances and other assets related to the Transaction utilizing assumptions that we believe are reasonable and consistent with best practices. The most significant assumptions in valuing the transaction are estimates of the prepayment speed and delinquency rates applicable to the mortgage servicing portfolio, both of which are based on historical data and available market information. As listed in the S-1, other assumptions utilized in the DCF method included the following:

-	Discount Rates reflecting the yield requirements of future income streams from the Mortgage Servicing Rights ranged from 14.00% to 22.00%.

-	Interest Rates used for calculating the cost of servicing advances of 1-Month Libor + 4.00%

-	Mortgage loan prepayment projections ranging from 12.00% to 25.00% of the related mortgage lifetime projected prepayment rate.

-	Delinquency rate projections ranging from 15.00% to over 35.00% of the aggregate unpaid balance of mortgage loans.

The following quantitative information, to the extent that it is based on market data, is based on data as it existed on or before the date this Fairness Opinion was issued and does not necessarily reflect the actual market or fair value on any date thereafter.

In connection with this Fairness Opinion, we have:

1)	Reviewed the financial information as included in the Registration Statement Form S-1 for HLSS.

2)	Reviewed assorted financial projections and forecasts provided to us by the management of Ocwen related to its business.

3)	Utilized DCF methodology consistent with methods described above, industry best practices and MIAC’s Assumption Discovery Procedures.

4)	Examined certain publicly available information that we deemed appropriate.

MORTGAGE INDUSTRY ADVISORY CORPORATION

80 Maiden Lane, Suite 1401    /    New York, NY 10038    /    TEL: (212) 233-1250    /    FAX: (212) 233-2265    /    www.MIACAnalytics.com

5)	Reviewed information in the form of written communications and electronic media, as well as meetings and discussions with members of the future HLSS management team relating to the operating and financial performance of HLSS.

6)	Compared the historical portfolio delinquency and the involuntary and voluntary prepayment performance of the acquired assets with historical portfolio performance of peers.

7)	Performed other such financial studies, analyses and investigations and considered other such factors as we have deemed appropriate.

8)	The analysis, information, assumption discovery methods, and price discovery methods were reviewed and approved by MIAC’s MSR Valuation Committee.

The analyses are based on assumptions set forth herein and such assumptions are an integral part of the analyses and conclusions. The conclusions contained herein are conditioned upon such information (whether written or oral) as being accurate and complete. MIAC neither attempted independently to verify such information nor assumed any responsibility to do so.

With respect to projections of future performance, MIAC generally relied on best practice assumptions and information provided by the future HLSS management team and generally accepted industry best practices for valuing similar residential mortgage servicing assets.

With respect to HLSS’s future managements’ forecasts, we have assumed that this data has been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future management of HLSS as to the future performance of HLSS. MIAC assumed that there would be no delays, limitations, conditions or restrictions imposed by HLSS, federal or state regulatory agencies or other entities that could have an adverse effect on the Transaction.

Except as otherwise expressed herein, MIAC’s opinion does not address the underlying business decision of HLSS to enter into the Transaction or the relative merits of the Transaction compared to any alternative which may have been available to HLSS.

This Fairness Opinion is based on the prevailing economic, market, and financial conditions and takes into account other conditions as in effect on, and the information made available to us as of the date hereof. The opinion also represents MIAC’s experience in similar transactions, as well as our experience in asset valuation in general.

MIAC notes that actual events or results may differ materially from estimates and projections and the effect of such differences on the analyses contained herein may be material.

MIAC did not evaluate the solvency of any party to the Transaction under any state or federal laws relating to bankruptcy, insolvency or similar matters. This opinion is not intended as and does not

MORTGAGE INDUSTRY ADVISORY CORPORATION

80 Maiden Lane, Suite 1401    /    New York, NY 10038    /    TEL: (212) 233-1250    /    FAX: (212) 233-2265    /    www.MIACAnalytics.com

purport to provide accounting, tax or legal advice. Readers of this Fairness Opinion should consult their own financial, accounting, tax, legal and other professional advisors.

MIAC did not participate in negotiations with respect to the terms of the Transaction. In connection with this opinion, we were not requested to and did not provide advice concerning the structure, the financial terms or any other aspect of the Transaction and we did not participate in negotiations with respect to the terms of the Transaction, including any credit facilities provided to HLSS. Consequently, we have assumed that such terms are the most beneficial terms from HLSS’s perspective that could be negotiated under the circumstances among the parties to the Transaction and no opinion is expressed as to whether any alternative transaction might produce consideration for HLSS in an amount in excess of that contemplated in the Transaction.

In connection with this opinion, we have not considered any other transaction in which HLSS may be involved (with Ocwen or otherwise) other than the Transaction and we express no opinion with respect to any such other transaction regardless of whether or not we are aware of the same. We have assumed that the final form of the Agreement will be substantially similar to the last draft reviewed by us and that such final form will not contain any terms less favorable to HLSS in the last draft reviewed by us.

MIAC does not express any opinion to the price or success of the price at which HLSS ordinary shares may trade after the culmination of the Transaction or to any other arrangement entered into by any employee or director of HLSS in connection with the Agreement. MIAC also does not express an opinion regarding the actual consideration that would be received by an open market sale of the assets being sold under the terms of the Transaction.

MIAC is acting as an independent specialist to HLSS in connection with the preparation of this Fairness Opinion and will receive an advisory fee for its services. MIAC’s advisory fee is not contingent upon the closing of the Transaction. In addition, MIAC has no current relationships with Ocwen or with HLSS or any of their respective officers or key personnel, other than through this assignment, which would impair our objectivity and independence in the performance of this Fairness Opinion. No part of our compensation was, is or will be directly or indirectly related to the specific recommendations or views expressed in this Fairness Opinion.

Prior to the date of its opinion, MIAC performed valuations of residential mortgage portfolios for Ocwen, for which it has received customary compensation. Both the management of HLSS and Ocwen have been apprised of this prior business relationship. The valuations consisted of MIAC’s Mortgage Servicing Rights DCF based valuation analysis on the Ocwen mortgage servicing rights portfolio. It is understood that this letter may not be disclosed or otherwise referred to without MIAC’s prior consent, except as may otherwise be required by law or by a court of competent jurisdiction. This letter may if

MORTGAGE INDUSTRY ADVISORY CORPORATION

80 Maiden Lane, Suite 1401    /    New York, NY 10038    /    TEL: (212) 233-1250    /    FAX: (212) 233-2265    /    www.MIACAnalytics.com

necessary be included in its entirety in any filing made by HLSS with the Securities and Exchange Commission with respect to the transactions related thereto and is the exception for its disclosure.

Based on our analysis and subject to the foregoing, we are of the opinion that, as of [                    ], 2012, the Aggregate Purchase Price is fair to HLSS from a financial point of view.

Very truly yours,

MORTGAGE INDUSTRY ADVISORY CORPORATION

80 Maiden Lane, Suite 1401    /    New York, NY 10038    /    TEL: (212) 233-1250    /    FAX: (212) 233-2265    /    www.MIACAnalytics.com